COMMENTS RECEIVED ON 11/12/2024

FROM DANIEL GREENSPAN

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 811-07139)

Fidelity Treasury Digital Liquidity Fund

POST-EFFECTIVE AMENDMENT NO. 70

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain supplementally why inclusion of the term “digital liquidity” in the fund’s name is not materially deceptive or misleading. The Staff asserts the use of “digital liquidity” after “treasury” suggests the fund’s transfer agent employs blockchain technology to maintain a record of share ownership and/or that the liquidity of the treasuries in which the fund invests are digitally enhanced through the use of blockchain technology.

R:

Section 35(d) of the Investment Company Act of 1940 generally prohibits a mutual fund from adopting as part of its name or title any word or words that the Securities and Exchange Commission (the “Commission”) finds are “materially deceptive or misleading.” Section 35(d) authorizes the Commission to define any names or titles as being materially deceptive or misleading under that section by rule, regulation or order. The Commission adopted Rule 35d-1 pursuant to this authority. Rule 35d-1(a)(2) (as recently amended) makes any name of a fund “materially deceptive and misleading” for purposes of Section 35(d) if the name suggests that the fund focuses its investments in “a particular type of investment or investments … or investments that have, or whose issuers have, particular characteristics (e.g., a name with terms such as “growth” or “value,” or terms indicating that the fund's investment decisions incorporate one or more environmental, social, or governance factors),” unless the fund, among other things, adopts a policy to invest, under normal circumstances, at least 80% of the fund’s net assets in the types of investments suggested by the fund’s name.

As described prominently in the fund’s prospectus, the fund is intended to be used by banks, intermediaries and other institutional (non-retail) investors in the broader blockchain ecosystem. For example, the fund may be used by: (1) intermediaries that (i) operate in the digital assets space and (ii) use blockchain technology to digitally record the beneficial ownership of a liquid asset (such as a money market fund that invests in U.S. treasury securities) on behalf of their customers; and (2) institutional investors that seek to use these digital representations to facilitate margin requirements and for other collateral management purposes. The term “digital” is intended to connote this potential operational use case, and we respectfully submit that no reasonable investor would interpret the term “digital” to connote a particular investment focus. Rather, we believe the fund’s full name – the “Fidelity® Treasury Digital Liquidity Fund” – more clearly aligns with investor expectations that the fund is a money market fund that invests in U.S. treasury securities and that is used by intermediaries and institutional investors that operate in the digital assets space.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the expense examples sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

4)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider adding risk disclosure associated with U.S. Treasury obligations.

R:

Treasury obligations are subject to interest rate risk, credit risk and market risk. In order to more clearly disclose the latter, we will add the following disclosure under “Principal Investment Risks” in the ‘Fund Summary” and “Fund Basics” sections:

“U.S. Treasury obligations are high-quality securities issued or guaranteed by the U.S. Treasury providing minimal risk of loss of principal if held to maturity. Fluctuations in interest rates may cause the market value of such securities to vary.”

5)

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

C:

The Staff notes the disclosure that fund shares are expected to be used by participants in the broader blockchain ecosystem and that this may involve, for example, the intermediaries through whom shareholders purchase and redeem shares employing blockchain technology to maintain a record of share ownership for their customers.

Comment 1:

As the example given appears to be associated with the term “digital liquidity” in the fund’s name, please provide further disclosure explaining how the intermediaries’ use of blockchain technology is expected to enhance the liquidity of the fund’s shares.

Comment 2:

Briefly describe your expectations in terms of the process by which intermediaries would “tokenize” the fund shares; the nature of the blockchains used, including whether the blockchains are expected to be private, permissioned or public, permissionless; and the types of applications and use cases that the blockchains would serve.

Comment 3:

Finally, please supplementally provide a legal analysis explaining why tokens issued by intermediaries in connection with their use of blockchain technology to maintain a record of share ownership for their customers would not result in the issuance of separate securities.

Comment 4:

The Staff notes they may have further comments and questions.

R:

Response 1:

We respectfully submit that an intermediary’s use of blockchain technology is not intended “to enhance the liquidity of the fund’s shares.” With or without an intermediary’s use of blockchain technology, the fund’s shares would normally be redeemable on each business day, and redemptions would normally be processed by the next business day (except that Fidelity would seek to process wire redemptions on the same business day, provided an investor’s redemption wire request is received in proper form by Fidelity before the net asset value of the fund is calculated on that business day).

Response 2:

As noted above, we expect that the fund would be primarily used by banks, intermediaries and other institutional investors in the broader blockchain ecosystem. Consistent with current industry practices, an intermediary could use blockchain technology to digitally record the beneficial ownership of fund shares on behalf of their customers. While Fidelity would not have direct visibility into this process (similar to other recordation systems used by intermediaries that maintain omnibus positions with mutual funds), we understand that an intermediary could leverage established digital assets platforms that use private, permissioned blockchains. Other intermediaries could differ in how they incorporate blockchain technology into their operations, consistent with the regulatory requirements to which those intermediaries are subject. The digital representations of fund shares – colloquially known as “tokens” – would be used by institutional investors to facilitate margin requirements and for other collateral management purposes.

As with any financial intermediary that purchases/redeems fund shares on behalf of its customers on an omnibus basis, the intermediary would execute a selling agreement with the fund’s principal underwriter. Among other things, the intermediary would agree to comply with applicable law and offer shares of the fund only upon the terms and conditions of the agreement and the fund’s prospectus. Fidelity would receive netted purchase/redemption orders for the omnibus position in the fund on some periodic basis, all in the normal course.

Response 3:

In this context, the term “token” is colloquially used to refer to a digital representation of a fund share that is beneficially owned by an intermediary’s customer rather than a separate asset that is linked to, or exchangeable for, fund shares.

Response 4:

Fidelity would be pleased to address any further comments and questions from the Staff.

6)

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

C:

The Staff notes our use of the term “cryptocurrencies” and asks that we clarify that although they have been called cryptocurrencies, they are not widely accepted as a means of payment. The Staff also requests we generally use the term “crypto assets” or “digital assets” when referring to these assets.

R:

We have made note of the Staff’s comment and will revise the disclosure throughout the Prospectus, as follows:

“Although the fund does not currently employ blockchain technology or invest in ~~cryptocurrencies~~ crypto assets, fund shares are expected to be used by participants in the broader blockchain ecosystem.”

7)

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

C:

The Staff requests we supplementally confirm the fund will coordinate with the Staff prior to implementing any changes related to registered investment companies’ use of blockchain technology, which would include significant changes to the transfer agent’s recordkeeping system as it relates to the use of blockchain technology. The Staff notes they generally would expect related disclosure changes will be provided in a reviewable 485(a) post-effective amendment before the changes take effect.

R:

As previously discussed with the Staff, we will coordinate with the Staff prior to implementing any changes or proposing new share classes of the fund that employ blockchain technology.

8)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Interest Rate Changes. Money market securities have varying levels of sensitivity to changes in interest rates. In general, the price of a money market security can fall when interest rates rise and can rise when interest rates fall. Certain types of securities, such as securities with longer maturities, can be more sensitive to interest rate changes. Short-term securities tend to react to changes in short-term interest rates. In market environments where interest rates are rising, issuers may be less willing or able to make principal and/or interest payments on securities when due. Although the transition process away from certain benchmark rates, including London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another), has become increasingly well-defined, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain and may adversely impact a fund’s performance.”

C:

The Staff requests we revise or explain the inclusion of LIBOR in the “Interest Rate Changes” risk disclosure since all LIBOR publication has ceased.

R:

The disclosure will be revised as follows:

“Interest Rate Changes. Money market securities have varying levels of sensitivity to changes in interest rates. In general, the price of a money market security can fall when interest rates rise and can rise when interest rates fall. ~~C~~Securities with longer maturities and certain types of securities, such as the securities ~~with longer maturities~~of issuers in the financial services sector, can be more sensitive to interest rate changes. Short-term securities tend to react to changes in short-term interest rates. In market environments where interest rates are rising, issuers may be less willing or able to make principal and/or interest payments on securities when due. Certain investments held by a fund may have relied on the London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another). As a result of benchmark reforms, publication of all LIBOR settings has ceased. Although the transition process away from certain benchmark rates, including LIBOR, ~~has become increasingly well-defined~~for more instruments has been completed, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain and may adversely impact a fund's performance.”

9)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value.”

C:

Pursuant to rule 421, the Staff requests we explain “providing credit support” and “maturity-shortening structure” in plain English in the “Issuer Specific Changes” risk disclosure.

R:

We will revise the disclosure to remove references to credit support and maturity-shortening structures throughout, as follows:

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. ~~Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value.~~”

“Item 30. Indemnification” (Part C)

C:

The Staff requests we revise Item 30 “Indemnification” to include language contemplated by rule 484(b)(3).

R:

The registrant believes the language in Item 30 is responsive to the Form N-1A requirement. Given that the registrant does not intend to request acceleration of effectiveness under Rule 461 with respect to this registration statement, we do not believe that Rule 484 is applicable and respectfully decline to revise the language.